ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email  reimar@accelrate.com

Consolidated Financial Statements

June 30, 2005 and 2004

(Amended October 13, 2005 – Note 2)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of AccelRate Power Systems Inc. for the six months ended June 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and are the responsibility of the Company’s management. These statements have not been reviewed by the Company’s independent auditors.

	AccelRate Power Systems Inc.
	Consolidated Balance Sheets
	(Unaudited and Amended October 13, 2005 – Prepared by Management)
		June 30	December 31
		2005	2004
	ASSETS	(Amended – Note 2)
	Current assets
	Cash and cash equivalents	$317,144	$478,211
	Sundry receivables	14,326	18,604
	Prepaid expenses and deposits Current portion of deferred costs (Note 3) Current portion of long-term receivables (Note 3)	19,053 61,130 61,130	26,844 - -
		472,783	523,659
	Demonstration equipment	-	16,734
	Long-term receivables (Note 3)	122,260	-
	Deferred costs (Note 3)	122,260	-
	Property and equipment (Note 4)	62,302	67,295
	Intangible assets (Note 5)	924,838	924,838
	TOTAL ASSETS	$1,704,443	$1,532,526
	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$141,315	$116,666
	Current portion of long-term liabilities (Note 3) Deferred revenue (Note 3)	61,130 52,397	- -
		254,842	116,666
	Long-term liabilities (Note 3)	122,260	-
	Deferred revenue (Note 3)	192,123	-
	Long-term debt (Note 6)	218,921	216,236
		788,146	332,902
	SHAREHOLDERS' EQUITY
	Share capital (Note 7)	8,719,266	8,317,030
	Share subscriptions	6,300	-
	Contributed surplus (Note 8)	637,955	488,221
	Deficit	(8,447,224)	(7,605,627)
	Total shareholders’ equity	916,297	1,199,624
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,704,443	$1,532,526
Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.
Consolidated Statements of Operations and Deficit (Unaudited and Amended October 13, 2005 – Prepared by Management)
	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	June	June	June	June
	2005	2004	2005	2004
	(Amended – Note 2)		(Amended – Note 2)
REVENUE	$-	$-	$-	$-
EXPENSES
Accounting and administration fees	9,500	5,449	17,285	10,939
Amortization	5,067	5,610	10,085	10,860
Audit fees	15,600	12,500	15,600	12,500
Automobile and travel	20,069	21,437	29,244	25,065
Consulting fees	6,167	13,887	3,567	13,887
Interest expense	7,146	8,185	15,485	16,380
Legal and patent fees	60,214	18,512	74,981	39,796
Listing and filing fees	15,461	9,251	22,132	18,773
Marketing and promotion	59,729	38,447	81,938	59,628
Office and miscellaneous	14,824	19,813	26,362	36,155
Rent and utilities	15,164	14,540	30,440	30,955
Research and development	76,130	15,000	107,864	30,000
Salaries and benefits	106,792	47,610	190,479	94,250
Stock based compensation	178,632	51,388	213,725	113,721
Telephone Interest and other income	3,945 (3,244)	2,852 (6,300)	6,879 (4,469)	5,296 (6,300)
	591,196	278,181	841,597	511,905
(Loss) for the period	(591,196)	(278,181)	(841,597)	(511,905)
Deficit, beginning of period	(7,856,028)	(6,593,446)	(7,605,627)	(6,300,538)
Cumulative effect of a change in an accounting policy	-	-	-	(59,184)
Deficit, end of period	$(8,447,224)	(6,871,627)	$(8,447,224)	$(6,871,627)
Loss per share
- basic and diluted	(0.02)	(0.01)	$(0.04)	$(0.03)
Weighted average number of
common shares outstanding
- basic and diluted	23,676,688	20,972,788	23,642,028	19,639,272

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc
Consolidated Statements of Cash Flows
(Unaudited and Amended October 13, 2005 -- Prepared by Management)
	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
June 30		June 30	June 30	June 30
	2005	2004	2005	2004
	(Amended – Note 2)		(Amended – Note 2)
Cash flows from (used in)
operating activities
Loss for the period	$(591,196)	$(278,181)	$(841,597)	$(511,905)
Adjustment for items not involving cash:
- amortization	5,067	5,610	10,085	10,860
- interest accretion on long-term debt	746	1,819	2,685	3,640
- stock-based compensation	178,632	51,388	213,725	113,721
	(406,751)	(219,364)	(615,102)	(383,684)
Change in non-cash working capital items:
- sundry receivables	(7,329)	23,883	4,278	43,176
- prepaid expenses and deposits	4,642	(16,395)	7,791	(24,869)
- accounts payable and accrued liabilities	30,234	(14,714)	24,649	(30,884)
	(379,204)	(226,590)	(578,384)	(396,261)
Cash flows from (used in) financing activities
Issuance of shares and subscriptions for cash	250,000	626,200	344,545	664,300
Long-term receivables	61,130	-	61,130	-
	311,130	626,200	405,675	664,300
Cash flows from (used in) investing activities
Demonstration equipment	-	-	16,734	-
Purchase of equipment	(1,755)	(18,041)	(5,092)	(19,899)
	(1,755)	(18,041)	11,642	(19,899)
Change in cash and cash equivalents	(69,829)	381,569	(161,067)	248,140
Cash and cash equivalents,
beginning of period	386,973	94,730	478,211	228,159
Cash and cash equivalents,
end of period	$317,144	$476,299	$317,144	$476,299

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

1.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except for the adoption of accounting policies as a result of new transactions entered into by the Company during the three months ended June 30, 2005.  These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The accounting policies adopted pursuant to new transactions as of June 30, 2005 are as follows:

Intangible Assets

Once commercialization of the product is established, intangible assets will be amortized on a straight-line basis over their estimated useful lives of ten years.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired.

An impairment loss is recognized when the carrying value of the intangible assets exceeds the estimated undiscounted future cash flow expected to result from the use of the assets and their eventual disposition.  The amount of impairment loss to be recorded is calculated by the excess of the assets’ carrying value over their fair value.  Fair value is generally determined using a discounted cash flow analysis.

Revenue Recognition

Once commercialization of the product is established, revenue is then recognized when all relevant criteria are met including evidence of an arrangement, delivery occurrence, price determination and collectibility is reasonably assured.  Revenue from license fees is recognized on a straight-line basis over the term of the license.  Revenue from royalties and gross margin from the sale of private label products is recognized as the product is shipped.  Revenue is deferred until the above criteria is met.

Research and Development Costs

Research and development costs are charged to expense as incurred.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

2.

Amendment of Interim Consolidated Financial Statements

These interim consolidated financial statements have been amended from those previously filed, primarily to reflect transactions not previously recorded and identified as a result of an accounting review done by new financial personnel,  pursuant to a License and Private Label Agreement  (the “License and Manufacturing Agreement”) signed during the three month quarter ended June 30, 2005.  The net effect of these transactions on the interim consolidated financial statements from those previously filed is as follows:

	Original	Amended

Total Assets	$1,354,397	$1,704,443
Total Liabilities	361,429	788,146
Shareholders’ Equity	992,968	916,297
(Loss) for the six months ended June 30/05	(790,677)	(841,597)
(Loss) per share for the six months ended
June 30/05	(0.03)	(0.04)

In addition, certain amounts have been reclassified to conform to the current period’s presentation.  Refer to Note 3 for more details on the License and Manufacturing Agreement.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

3.

License and Manufacturing Agreement

The License and Manufacturing Agreement was signed during the three month quarter ended June 30, 2005 between the Company and a manufacturer and distributor partner.  Pursuant to this agreement, the Company granted a license to the partner to utilize the Company’s technology in their own branded manufactured products.  In addition, the Company engaged this partner to manufacture a line of private label products for which the Company agreed to pay a development fee for initial and future product designs.

Revenue is deferred until commercialization of the product is established and all relevant revenue recognition criteria is met.  Once commercialization is established, license revenue will be recognized on a straight-line basis over the term of the license and revenue from royalties and gross margin from the sale of private label products will be recognized as the product is shipped.

Costs related to the development fee are deferred until incurred by the partner.  Once such costs are incurred, they will be charged to research and development expenses.

The license fee and development fee are set off as paid as development expenditures are incurred until paid in full.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

4.

Property and Equipment

	June 30, 2005
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 36,651	$ 23,110	$ 13,541
Computer software	4,353	4,075	278
Leasehold improvements	34,601	27,700	6,901
Office furniture and equipment	40,365	28,960	11,405
Research equipment	63,646	35,213	28,433
Vehicle	3,000	1,256	1,744
Totals	$ 182,616	$ 120,314	$ 62,302

	December 31, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$ 177,524	$ 110,229	$ 67,295

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

5.

Intangible Assets

In fiscal year 2004, the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price was $900,000, paid by the issuance of 3,000,000 common shares of the Company.

Costs capitalized  are as follows:

Purchase price

$900,000

Patent registration costs

    24,838

$924,838

Upon commercialization of the product, these costs will be amortized on the straight-line basis over ten years, the estimated useful lives of the assets.

6.

Long-term Debt

In the first quarter of 2004, the Company renewed  loans totalling $256,000 from an officer and director of the Company with the new repayment terms and a conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of these loans, the amount was allocated between liability and equity components of the term debt using the residual approach in which $208,479 and $47,521 were originally recorded as the liability and equity components, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to debt without a conversion feature.

As of June 30, 2005, $37,079 of the liability component remains unaccreted, which will be accreted to the term debt face value over the life of the debt.  Also, as of June 30, 2005, interest accretion of $2,685  and accrued interest of $12,800 were charged to interest expense.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

The loans are convertible at the option of the lender into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. A total of 1,034,343 common shares of the Company may be issuable to the lender upon conversion of the loans and on the exercise of the warrants.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

7.

Share Capital

 (a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

 (b)

Issued:

	Shares	Amount
Balance, December 31, 2004	23,412,749	$ 8,317,030
Pursuant to exercise of options at $0.25 to $0.69 per share, including $50,933 contributed surplus attributed to stock-based compensation recognized	196,000	135,678
Balance, March 31, 2005	23,608,749	$ 8,452,708
Exercise of warrants at $1.35 per share	160,000	216,000
Pursuant to exercise of options at $0.40 to $1.08 per share, including $13,058 contributed surplus attributed to stock-based compensation recognized	77,500	50,558
Balance, June 30, 2005	23,846,249	$ 8,719,266

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

7.

Share Capital (continued)

(c)

The Company issued 3,000,000 common shares to an officer of the Company for the acquisition of the technology described in Note 5.  The shares are subject to an escrow agreement and  may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at June 30, 2005, 1,500,000 shares have been released from escrow.

8.

Stock Options

A summary of the status of options granted by the Company is as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,709,803	$ 0.45	1,556,000	$ 0.30
Exercised	(273,500)	$ 0.45	(585,000)	$ 0.25
Granted	1,202,268	$ 1.46	415,000	$ 0.55
Options outstanding as at June 30	2,638,571	$ 0.91	1,386,000	$ 0.39
Options exercisable as at June 30	1,401,903	$ 0.56	1,068,900	$ 0.34

	2005	2004
Weighted average remaining contractual life	1.39 years	2.20 years
Weighted average fair value of options granted	$0.49	$0.31

For disclosure purposes, the fair value of each option granted  has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004
Risk-free interest rate	2.89%	3.00%
Dividend yield	0%	0%
Volatility	71%	67%
Approximate expected lives	2 years	3 years

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

8.

Stock Options (continued)

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Effective January 1, 2004, the Company adopted the fair value accounting method for all options granted to employees, directors and officers and others, and applied this change retroactively, without restatement, for options granted, settled or modified in 2002 and 2003. The effect of this change on the comparative prior period is as indicated below:

June 30, 2004
Net (loss) for the period:
- as reported	$ (511,905)
- pro-forma	$ (520,450)
Basic and diluted (loss) per share:
- as reported	$(0.03)
- pro-forma	$(0.03)

The following table sets forth the continuity of contributed surplus for the six month period ended June 30, 2005:

Balance, December 31, 2004	$ 488,221
Reallocation to share capital of the estimated fair value of 273,500 stock options recognized in prior periods that were exercised during the period ended June 30, 2005	(63,991)
Stock-based compensation expense during the period	213,725
Balance, June 30, 2005	$ 637,955

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Six Months ended June 30, 2005

(Unaudited and Amended October 13, 2005 – Prepared by Management)

9.

Related Party Transactions

(a)

Related party transactions with directors and officers during the six months ended June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004

Consulting fees	$ -	$ 6,000
Interest expense	12,800	12,740
Research and development fees	30,000	30,000

(b)

Balances due to directors and officers are as follows:

	June 30, 2005	December 31, 2004

Interest payable on long-term debt	$ 47,551	$ 34,751
Long-term debt	256,000	256,000

10.

Subsequent Events

Subsequent to June 30, 2005:

(a)

an aggregate of 68,400 common shares were issued upon exercise of stock options by various parties at exercise prices between $0.69 to $.73, for a total of $37,217;

(b)

by News Release dated August 17, 2005, the Company announced that it received Underwriters Laboratory (“UL”) certification, resulting in commercialization of the product.  The UL certification indicates compliance with rigorous safety standards and operational requirements; and

(c)

by News Release dated September 12, 2005, the Company announced it had arranged to sell 191,500 units by way of a non-brokered private placement at a price of $1.50 per unit, to raise gross proceeds of $287,250.  Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at $1.65 per unit to purchase one additional common share for one year after closing.